State of Delaware

Secretary of State

Division of Corporations

Delivered 02:48 PM 01/24/2019

FILED 02:48 PM 01/24/2019

SR 20190475510 - File Number 4902949

Exhibit 3.1

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS OF

SERIES A CONVERTIBLE PREFERRED STOCK

OF

LIFEAPPS BRANDS, INC.

The undersigned, the Chief Executive Officer of LifeApps Brands, Inc., a Delaware corporation (the “Company”), does hereby certify that, pursuant to the authority conferred upon the Board of Directors by the Certificate of Incorporation of the Company, the following resolution creating a series of Series A Convertible Preferred Stock, was duly adopted on January 24, 2019.

RESOLVED, that pursuant to the authority expressly granted to and vested in the Board of Directors of the Company by provisions of the Certificate of Incorporation of the Company, as amended (the “Certificate of Incorporation”), there hereby is created out of the shares of Preferred Stock, par value $0.001 per share (the “Preferred Stock”), of the Company, as authorized in Article FOURTH of the Company’s Certificate of Incorporation, a series of Preferred Stock of the Company, to be named “Series A Convertible Preferred Stock,” consisting of One (1) share, which series shall have the following designations, powers, preferences and relative and other special rights and the following qualifications, limitations and restrictions:

1.           Designation. The designation of such series of the Preferred Stock shall be the Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Convertible Preferred”). The maximum number of shares of Series A Convertible Preferred shall be One (1) share. The date of original issuance of the Series A Convertible Preferred is referred to herein as the “Issuance Date”.

2.           Voting Rights.

(a)          The Series A Convertible Preferred shall have no voting rights.

(b)          The common stock of the Company (the “Common Stock”) into which the Series A Convertible Preferred is convertible shall, upon issuance, have all of the same voting rights as other issued and outstanding Common Stock of the Company.

3.           Liquidation, Dissolution; Winding-Up.

In the event of the liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, the holders of shares of the Series A Convertible Preferred then outstanding shall not be entitled to receive any amount out of the assets of the Company available for distribution to its stockholders.

4.            Automatic Conversion. At such time that the amount of the Company’s authorized shares of Common Stock has been increased to not less than 1,000,000,000 shares (the “Share Increase”), the issued and outstanding share of Series A Convertible Preferred at that time shall automatically convert into that number of fully paid and nonassessable shares of Common Stock equal to 99.98% of the aggregate number of shares of Common Stock or other securities issued to the Management Holders (as defined below) upon the automatic exercise of certain Common Stock Purchase Warrants held by the Management Holders (the “Management Warrants”), without any action or payment required on the part of the holder of the Series A Preferred. Upon such conversion, Holder shall not beneficially own more than 49.99% of the Company’s then issued and outstanding Common Stock. Notwithstanding the foregoing, in the event the full conversion would result in the holder owning more than 49.99% of the issued and outstanding Common Stock, the conversion shall be limited to such number of shares of Common Stock that would result in the holder’s share ownership representing 49.99% of the issued and outstanding Common Stock and the issuance of the remaining shares issuable upon conversion shall be deferred until such time that their issuance would not increase the holder’s ownership of Common Stock to more than 49.99%. The Management Warrants are warrants to purchase shares of the Company’s common stock issuable to the Company’s Chief Executive Officer, President and Executive Management Consultant and/or their designees or assignees (collectively, the “Management Holders”) at the closing of a Securities Exchange Agreement, dated as of January 25, 2019, among the Company, LGBT Loyalty LLC, a New York limited liability company and Maxim Partners, LLC, a New York limited liability company, in exchange for the cancellation of all amounts due to the Management Holders by the Company as of, but not including January 1, 2019, which amounts consist solely of accrued salaries and/or consulting fees earned by the Management Holders through December 31, 2018, plus interest due thereon.

(a)          Company’s Response. As soon as practicable following the Share Increase, the automatic exercise of the Management Warrants and the automatic conversion of the Series A Convertible Preferred, the Company shall instruct its transfer agent to deliver a certificate for the Common Stock, with a restrictive legend to the holder of the Series A Convertible Preferred or its designee registered in the name of the holder or its designee for the number of shares of Common Stock to which the holder shall be entitled.

(i)          Record Holder. The person entitled to receive the Common Stock issuable upon the conversion of the Series A Convertible Preferred shall be treated for all purposes as the record holder of such Common Stock on the automatic conversion date.

(b)          No Impairment. The Company shall not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith, assist in the carrying out of all the provisions of this Section 4 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holder of the Series A Convertible Preferred against impairment.

(c)           Issue Taxes. The Company shall pay any and all issue and other taxes, excluding federal, state or local income taxes, that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of the share of Series A Convertible Preferred pursuant thereto; provided, however, that the Company shall not be obligated to pay any transfer taxes resulting from any transfer requested by the holder in connection with any such conversion.

(d)           Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by e-mail or three (3) business days following being mailed by certified or registered mail, postage prepaid, return-receipt requested, addressed to the holder of record at its address appearing on the books of the Company.

(e)           Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series A Convertible Preferred. In lieu of any fractional share to which the holder would otherwise be entitled, the Company shall round up to the next full share.

5.           No Preemptive Rights. The holder of the Series A Convertible Preferred shall not be entitled to rights to subscribe for, purchase or receive any part of any new or additional shares of any class, whether now or hereinafter authorized, or of bonds or debentures, or other evidences of indebtedness convertible into or exchangeable for shares of any class, but all such new or additional shares of any class, or any bond, debentures or other evidences of indebtedness convertible into or exchangeable for shares, may be issued and disposed of by the Board of Directors on such terms and for such consideration (to the extent permitted by law), and to such person or persons as the Board of Directors in their absolute discretion may deem advisable.

6.           Amendments. The written consent of the holder of Series A Convertible Preferred shall be required for any change, amendment or otherwise to this Certificate of Designations or the Company’s Certificate of Incorporation which would amend, alter, change or repeal, or otherwise adversely affect, any of the powers, designations, preferences and rights of the Series A Convertible Preferred.

7.           Lost or Stolen Certificate. Upon receipt by the Company of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of the Series A Convertible Preferred Stock certificate representing the share of Series A Convertible Preferred, the Company shall execute and deliver a new Series A Convertible Preferred Stock certificate to the holder.

8.           Failure or Indulgence Not Waiver. No failure or delay on the part of the holder of Series A Convertible Preferred in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

IN WITNESS WHEREOF, the undersigned has executed and subscribed this Certificate and does affirm the foregoing as true this 24th day of January, 2019.

LIFEAPPS BRANDS, INC.

By:	/s/ Robert A. Blair
Robert A. Blair
Chief Executive Officer

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